SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934

Commission File Number 0-31379

ARC INTERNATIONAL CORPORATION

 (Exact Name of registrant as specified in its charter)

333 Turnbull Canyon Drive, City of Industry, California  91745  (626) 606-1051

 (Address, including zip code, and telephone number of registrant’s principal executive offices)

Common Stock, par value $.001

(Title of each class of securities covered by this form)

None

(Title of all other classes of securities for which a duty to file reports

Under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)  _X_

Rule 12g-4(a)(2)  ___

Rule 12h-3(b)(1)  ___

Rule 12h-3(b)(2)  ___

Rule 15d-6           ___

Approximate number of holders of record as of the certification or notice date:  40

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Pursuant to the requirements of the Securities Exchange Act of 1934, Maritime Partners, Ltd. has caused this certification/notice to be signed on its hehalf by  the undersigned duly authorized person.

February 4, 2009    /s/ Jay Hooper, President